Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 25, 2021, with respect to the consolidated balance sheets of BBVA USA Bancshares, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report is included in the Form 8-K of The PNC Financial Services Group, Inc. dated April 20, 2021 (as amended on June 4, 2021) which is incorporated by reference in this Registration Statement, and to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ KPMG LLP

Birmingham, Alabama

December 13, 2021